WOLFER FINANCE LLC
FINANCIAL STATEMENTS
Year Ended December 31, 2023

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Wolfer Finance LLC
Middletown, DE 19709

Opinion

I have audited the accompanying financial statements of Wolfer Finance LLC (a Limited Liability Company), which comprise the balance sheet as of December 31, 2023, and the related statements of income, owner's equity and cash flows for the years then ended, and the related notes to the financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolfer Finance LLC. as of December 31, 2023, and the changes in its net assets and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

I conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). My responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. I am required to be independent of Wolfer Finance LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Wolfer Finance LLC's ability to

continue as a going concern for a reasonable period of time, one year from the date the financial statements are available to be issued.

Auditor's Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Wolfer Finance LLC's internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Wolfer Finance LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Ernest L. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

April 9, 2024

WOLFER FINANCE LLC
Balance Sheet
As of December 31, 2023, and 2022

		2023		2022
ASSETS				
Current assets				
Cash	$	14,105	$	-
Prepaid Expenses		679		-
Total Current Assets	$	**14,784**	$	**-**
Non-current Assets				
Note Receivable	$	-	$	243,564
Intangible Assets				
Digital Currency		295,768		527,783
Investments		100,045		202,229
Staked Receivables		1,540,374		995,048
Patents (net)		1,408		-
Total Non-current Assets	$	**1,937,595**	$	**1,968,624**
TOTAL ASSETS	**$**	**1,952,379**	**$**	**1,968,624**
LIABILITIES				
Current Liabilities				
Accounts Payable	$	840	$	-
Credit Card		500		3,785
Due to Owner		-		13,255
Total Current Liabilities	$	**1,340**	$	**17,040**
Non-current Liabilities				
Loans Payable	$	2,144,803	$	2,474,928
Total Non-current Liabilities	$	**2,144,803**	$	**2,474,928**
TOTAL LIABILITIES	$	**2,146,143**	$	**2,491,968**
EQUITY				
Accumulated Deficit	$	(193,764)	$	(523,344)
TOTAL EQUITY	$	**(193,764)**	$	**(523,344)**
TOTAL LIABILITIES AND EQUITY	**$**	**1,952,379**	**$**	**1,968,624**

See accompanying notes and independent accountant's audit report

WOLFER FINANCE LLC
Statement of Changes in Equity
Years Ended December 31, 2023, and 2022

		2023		2022
EQUITY - BEGINNING				
Equity	$	(523,344)	$	-
Add:				
Net Income (Loss)		340,803		(510,089)
Equity		(11,223)		(13,255)
TOTAL	$	(193,764)	$	(523,344)
EQUITY - ENDING	$	(193,764)	$	(523,344)

WOLFER FINANCE LLC
Income Statement
Years Ended December 31, 2023, and 2022

	2023	2022
Revenue	$ 86,269	$ 257,250
Total Revenue	$ 86,269	$ 257,250
Expenses		
Transaction Fees	$ 2,862	$ 731
Marketing	243,564	-
Dues and Subscriptions	30,975	248
Office and General	2,820	5,678
Hosting	14,403	11,750
Taxes and Licenses	12,807	-
Travel	819	16,378
Amortization	92	-
Consulting	76,885	25,850
Total Expenses	385,227	60,635
Realized Gain/(Loss) on Digital Assets	$ (150,893)	$ (360,145)
Unrealized Gain/(Loss) on Investment	775,638	(349,877)
Other Income	15,016	3,318
NET INCOME	$ 340,803	$ (510,089)

WOLFER FINANCE LLC
Statement of Cash Flows
Years Ended December 31, 2023, and 2022

		2023		2022
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	340,803	$	(510,089)
Increase in net assets				
(Increase) decrease from operating assets				
Prepaid Expenses		(679)		-
Amortization		92		-
Increase (decrease) from operating liabilities				
Accounts Payable		840		-
Credit Cards		(3,285)		3,785
Taxes Payable		(13,000)		-
Net cash provided by/(used in) operating activities	$	324,771	$	(506,304)
CASH FLOWS FROM INVESTING ACTIVITIES				
Notes Receivable	$	243,564	$	(243,564)
Investments		102,184		(730,011)
Digital Assets		232,015		-
Staked Receivables		(545,326)		(995,048)
Patents		(1,500)		-
Net cash provided by/(used in) investing activities	$	30,937	$	(1,968,623)
CASH FLOWS FROM FINANCING ACTIVITIES				
Loans Payable	$	(330,125)	$	2,474,927
Due to Owner		-		13,255
Owner Draw		(11,478)		(13,255)
Net cash provided by/(used in) financing activities	$	(341,603)	$	2,474,927
NET INCREASE (DECREASE) IN CASH	$	14,105	$	-
CASH AND CASH EQUIVALENTS, beginning of year	$	-	$	-
CASH AND CASH EQUIVALENTS, end of year	$	14,105	$	-

		2023	2022
Interest paid	$	-	-
Taxes paid	$	-	-

WOLFER FINANCE LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2023

NOTE A – THE ORGANIZATION

Nature of operations

Wolfer Finance LLC. "(the Limited Liability Company)", was incorporated on the 27th of April 2022. It was formed to operate as a Master and Validator node company that provides hosting services for blockchain data for Ethereum, Fantom Opera, FLUX, and Avalanche chains. The company also validates transactions and earns fees from hosting said nodes. The company's primary business is to provide secure and reliable hosting services for blockchain data and transactions. Therefore, Wolfer Finance LLC's primary business is to provide clients with blockchain hosting services.

Revenue

The Company's revenue comes from staking rewards and the transaction fees which users on blockchains pay to the blockchain to validate their transactions.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. There are no cash equivalents as of December 31, 2023. The Company's cash balance is $14,105 at December 31, 2023.

Funding

Wolfer Finance LLC successfully generated a sum of $2,474,927.82 via the issuance of 5,000 digital tokens, akin to Non-Fungible Tokens (NFTs). Each token, priced strategically or made available through an auction, was sold to investors. The proceeds generated from these token sales are earmarked to bolster operational financing. Notably, these NFT sales bear resemblance to a repayable loan in the digital realm and will be correspondingly documented as a loan payable on the balance sheet. Token holders are entitled to 50% profit share of the net income that Wolfer Finance LLC generates from operations.

Risk and Uncertainty

The company is intending to seek additional equity capital post revenue either through an offering under SEC regulations D or crowdfunding. However, as circumstances change and further funding is required, the company will determine the best options and make decisions based on information available at that time on the best funding initiatives. Like many businesses, the company faces challenges that are related to early-stage enterprises and

securing capital. As well, the Company's limited operating history, is a factor. Other significant risks and uncertainties include failing to secure funding, competitor technology and general business conditions. These situations could affect the company's operations and financial condition.

Equity Offering Costs

The company accounts for equity offering costs in accordance with Accounting Standards Codification (ASC) 340, Other Assets and Deferred Costs. Prior to completion of an offering, costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon completion of the offering or to expense if the offering is not completed, or if it is an offering that does not provide equity immediately at completion (SAFEs). As of December 31, 2023, there are no deferred costs being held.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from product sales is recognized as delivered to end customers. For amounts received where products have not yet been delivered, the Company records a deferred revenue liability. As of December 31, 2023, the Company has $0 in deferred revenue.

Taxes

Income

The Company files tax returns as an LLC. As of December 31, 2023. There are no outstanding balances owed to the Internal Revenue Service. As the Company has recently been formed, no material tax provision exists as of the balance sheet date. The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.

As of December 31, 2023, the unrecognized tax benefits accrual is zero. There is not a deferred tax asset or liability account as it is not more probable than not that any benefits will be usable in future periods. The Company is current with its foreign, US federal and

state income tax filing obligations and is not currently under examination from any taxing authority.

Sales

Prior to the company monetizing is operations, management will assess sales tax collection and reporting based on sales platform requirements and other factors. Currently there are no provisions for state or foreign taxes on sales and use. The Company assesses potential tax liability as a part of routine financial planning.

Leases

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The Company holds no leases to which the standard applies.

Fair Value Measurements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The digital assets held by the Company satisfy the specified criteria outlined in the recent 'Accounting for and Disclosure of Crypto Assets' policy (Subtopic 350-60), as follows:

Digital assets align with the characterization of an intangible asset, defined as an asset (excluding financial assets) lacking physical substance according to ASC 805.

The Digital assets holder is not provided with enforceable rights to, or claims on underlying goods, services, or other assets.

The Digital assets are situated on a distributed ledger underpinned by blockchain technology.

Digital assets security is ensured through cryptographic mechanisms employing hash functions.

Digital assets are a fungible virtual currency—each individual Digital assets unit is identical to any other unit of Digital assets and can be interchanged or transacted over the protocols on a similar basis.

The Digital assets were not originated or issued by the Company or any other related parties.

In December 2023, the FASB issued amendments to improve the accounting for and disclosure of crypto assets. Requiring entities to subsequently measure assets that meet the specified criteria at fair value with changes recognized in net income each reporting period. Presenting crypto assets separately from other intangible assets and remeasure the crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement are required. Consequently, in line with the newly enacted policy, the digital assets encompassed within the Company's Digital assets account are subject to modified retroactive fair value measurement from December 31, 2022.

Further, the Company adheres to the fair value hierarchy as defined by accounting standards:

Level 1 Inputs: Quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs: Observable market-based inputs other than quoted prices in active markets.

Level 3 Inputs: Unobservable inputs that require judgment and estimation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. Advertising costs for 2023 are $0.

Capitalization Policy

Assets over $5,000 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Depreciation

Assets are depreciated along the following time frames: buildings 39 years, building improvements 39 years, equipment 5-7 years, furniture, and fixtures 3 years.

Digital Assets Recognition

The Company may recognize digital assets on its financial statements as intangible assets if they meet the criteria of ASC 350-60. These digital assets will be recorded at fair market value on the date of acquisition and will be subsequently measured at fair value with changes recognized in net income each reporting period.

Intangible Assets

The Company records intangible assets at the cost of acquisition or development. Costs incurred to defend or establish the legal status of intangible assets are also capitalized to the

cost of the asset. Certain intangible assets are amortized, rather than depreciated, over their legal life. Assets without a specified legal life are not amortized but tested for impairment on a regular basis. The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.

In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

NOTE C – INTANGIBLE ASSETS

The Company is carrying digital currency in various accounts. As of December 31, 2023, the value in these assets is $295,768. The company holds investments in other digital companies at year end that amount to $100,045 and digital staked receivables in the amount of $1,540,374.

NOTE D – REALIZED AND UNREALIZED GAIN OR LOSS

During the current fiscal year, the Company recognized an unrealized gain of $775,638 and a realized loss of $150,893. The unrealized gain is a non-cash accounting entry that represents an increase in the value of an asset, even though it has not been sold or realized through a cash transaction. The unrealized gain is attributed to the appreciation in the market value of digital currency investments held by the Company.

This unrealized gain may change over time due to potential fluctuations in the market value of the underlying asset. It's important to note that this gain is 'unrealized' and will not be converted into cash until the asset is sold. The Company continues to monitor the performance and market conditions of these investments to determine the optimal time for realization.

This unrealized gain reflects positively on the Company's investment strategies, and it increases the total assets and shareholders' equity of the Company. However, it does not impact the cash flow or the operational profitability of the Company for the reported period.

The Company's management is dedicated to managing its investment portfolio judiciously to maximize returns and minimize risks, thereby adding value to our shareholders.

NOTE E – STAKED RECEIVABLES

The company holds staked assets on its balance sheet, representing digital assets used to secure a blockchain network. These assets would be valued at fair value and recognized as a loan receivable if they represent a contractual obligation to repay funds provided by external parties. The accounting principles for staked assets can be found in ASC 820, Fair Value Measurement.

NOTE F – ASSET LOSSES

During 2022 an investment was made in a company named Yield Node and YN Shut Down Withdrawals. Based on an evaluation, Wolfer Finance LLC has determined that the investment in Yield Node and the YN Shut Down Withdrawals have suffered significant declines in value,

and it is unlikely that they will be able to recover the initial investment or realize any expected returns. Accordingly, the Company has written down the asset to zero.

NOTE G - OTHER LONG-TERM LIABILITIES

Funds amounting to $2,474,928, which were generated through the sale of Non-Fungible Tokens (NFTs), may be classified as loan payables on the company's balance sheet, contingent on the funds being sourced externally with a contractual commitment to repay. The Company successfully completed a rescission offer to the participants in the 2022 Non-Fungible Token (NFT) offering on May 19, 2023. The amount of $330,125 was reimbursed to various entities in response to a rescission offer presented to the participants of the 2022 NFT sale. This results in a 2023 year-end balance of $2,144,803.

Money raised through the sale of NFTs may be recorded as loan payables on the company's balance sheet if the funds are provided by external parties with a contractual obligation to repay the loan. The company would recognize interest expense over the term of the loan using the effective interest method. The accounting guidelines applicable to loan payables are documented in ASC 470, Debt.

NOTE H - AVAILABILITY AND LIQUIDITY

The following represents the Organization's financial assets for the year ended December 31, 2023:

Cash	$14,105
Digital Assets	$295,768

For the year ended December 31, 2023, the Organization reports working capital without restrictions in the amount of $13,444. The average days cash on hand for the year ended December 31, 2023, is 12 days. Including Digital assets in the investment account, the average days cash on hand is 277.

NOTE I – RISK MANAGEMENT AND UNCERTAINTY

General

Business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Organization's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, changes in regulations or restrictions, or competition. These adverse conditions could affect the Organization's financial condition and the results of its operations. As of December 31, 2023, the Organization is operating as a going concern.

Insurance

The Organization is exposed to various risks of loss related to tort, theft of, damage to and destruction of assets, errors and omissions, and job-related illness or injuries to employees for which it carries commercial insurance to cover the risk of loss for both property and business liability. There are no known claims of incidents that may result in

the assumption of material claims arising from potential losses as of December 31, 2023.

Monetary

Financial instruments that potentially subject the Organization to concentrations of credit risk consist principally of investments in securities. The Organization has not experienced, nor does it anticipate, any permanent losses with respect to such accounts.

NOTE J – Related Party

Wolfer Finance LLC is wholly owned by Nordic Alpha Holdings LLC. As a Limited Liability Company, the ownership structure is governed by the company's Operating Agreement, which outlines the rights and responsibilities of the owner. The owner has limited liability for the company's debts and obligations, and the company's profits and losses are passed through to the owner for tax purposes. The owner & CEO, Drew Wolfer has the power to manage the company's affairs but may also delegate authority to other members or managers, as outlined in the Operating Agreement.

Wolfer Finance LLC discloses all related party transactions in accordance with ASC 850, including transactions with PRESEND LLC, which is owned 25% by Nordic Alpha Holdings LLC and 10% by Wolfer Finance LLC. All related party transactions are conducted on an arm's length basis.

NOTE K – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2022. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE L – SUBSEQUENT EVENTS

As of February 27, 2024, the ownership structure changed to 90% Nordic Alpha Holdings LLC, 10% SA Automation Enterprise LLC.

In March 2024, Wolfer Finance also offered, through a second tender offer/rescission, a buyback of the 2022 NFTs. This rescission was presented to the participants of the 2022 NFT sale and in the form of an unsecured promissory note.

NOTE M - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through April 9, 2024, the date that the financial statements are available to be issued.